Exhibit 99.3

Execution Version

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of September 28, 2018.

BETWEEN:

BARRY HONIG, (the “Shareholder”)

- and -

AMERICAS SILVER CORPORATION, a corporation governed by the laws of Canada (“Americas Silver”)

RECITALS:

WHEREAS, concurrently with the execution of this agreement, Americas Silver, Pershing Gold Corporation, a Nevada corporation (“Pershing” or the “Company”), and R Merger Sub, Inc., a Nevada corporation (“Acquireco”) have entered into an Agreement and Plan of Merger dated the date hereof (the “Transaction Agreement”), pursuant to which Acquireco will merge with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth in the Transaction Agreement, and (i) each Common Share (as defined herein) issued and outstanding immediately prior to the Effective Time (as defined herein) will be converted into the right to receive 0.715 of a common share of Americas Silver (the “Common Stock Consideration”), and (ii) each Series E Share (as defined herein) issued and outstanding immediately prior to the Effective Time will be, at the election of the holder thereof, either (A) converted into the right to receive four hundred sixty-one and 440/1000ths (461.440) preferred shares of Americas Silver or (B) converted into the right to receive the Common Stock Consideration to which such holder of Series E Shares would be entitled if such share of Series E Share were converted pursuant to clause (i) above (the “Preferred Stock Consideration” and, together with the Common Stock Consideration, the “Merger Stock Consideration”), all by way of a plan of merger pursuant to the provisions of Chapter 92A of the Nevada Revised Statutes.

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, or exercises control or direction over, the Subject Securities and Convertible Securities, listed in Schedule A;

AND WHEREAS, this Agreement sets out, among other things, the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals:

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another Person sufficient to elect a majority of the board of directors (or the equivalent) of such Person;

“Agreement” means this voting support agreement between the Shareholder and Americas Silver as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in the Province of Ontario or federal legal holiday in the United States or any day on which on which banking institutions in the State of Nevada are authorized or required by law or other governmental action to close.;

“Common Shares” means the common stock, par value $0.0001 per share, of the Company;

“Company Meeting” means any Company meeting at which securityholders of the Company are asked to consider and/or approve the Transaction Resolution;

“Convertible Securities” means options, warrants and restricted stock units to acquire Common Stock;

“Effective Time” has the meaning ascribed thereto in Section 2.1(c);

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a);

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, crown company, commission, commissioner, board, bureau, commissioner, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign (ii) any subdivision, agent, commission, board or authority of any of the above, (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (v) any stock exchange, including the Toronto Stock Exchange, the NYSE American Market and the Nasdaq Stock Market;

“Notice” has the meaning ascribed thereto in Section 4.9;

“Outside Date” means 11:59 p.m. (Pacific Time) on April 1, 2018, or such later date as may be agreed to by the Parties;

“Parties” means the Shareholder and Americas Silver and “Party” means any one of them;

“Person” includes an individual, firm, trust, partnership, limited partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity).

“Series E Share Terms” means the Certificate of Designation governing the terms of the Series E Shares;

“Series E Shares” means the shares of Series E Convertible Preferred Stock, par value $0.0001, of the Company;

“Series E Shares Amendment Resolution” has the meaning ascribed thereto in Section 3.1(b);

“Subject Common Shares” means the Common Shares and all other securities which are entitled to vote generally with the Common Shares owned by the Shareholder or over which the Shareholder, directly or indirectly, exercises control or direction (all as listed on Schedule A) and any Common Shares acquired directly or indirectly by the Shareholder subsequent to the date hereof or that become subsequent to the date hereof, directly or indirectly, controlled or directed by the Shareholder, including any Common Shares issued upon securities which may be converted into, exchanged for or otherwise changed into Common Shares (including upon any conversion of the Series E Shares or upon exercise of Convertible Securities);

“Subject Securities” means the Subject Common Shares and the Subject Series E Shares;

“Subject Series E Shares” means the Series E Shares owned by the Shareholder or over which the Shareholder, directly or indirectly, exercises control or direction (all as listed on Schedule A) and any Series E Shares acquired directly or indirectly by the Shareholder subsequent to the date hereof, and any Series E Shares that become subsequent to the date hereof, directly or indirectly, controlled or directed by the Shareholder;

“Transaction” has the meaning ascribed thereto in the recitals hereof;

“Transaction Agreement” has the meaning ascribed thereto in the recitals hereof; and

“Transaction Resolution” has the meaning ascribed thereto in Section 3.1(b).

1.2	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency

All references to dollars or to $ are references to United States dollars.

1.4	Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to “Articles”, “Sections” and “Schedules” refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules to which such reference is made, as applicable.

1.5	Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. (Pacific Time) on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. (Pacific Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the state of Nevada. Each Party irrevocably submits to the exclusive jurisdiction of the federal and state courts of the State of Nevada and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.7	Incorporation of Schedules

Schedule A, for all purposes hereof, forms an integral part of this Agreement.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder

The Shareholder represents and warrants to Americas Silver (and acknowledges that Americas Silver is relying on its representations and warranties contained in this Agreement in completing the transactions contemplated hereby and by the Transaction) the matters set out below:

(a)	The Shareholder, if not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its incorporation, organization or other existence.

(b)	The Shareholder has the requisite power and authority (including the authority of the beneficial owners of the Subject Securities, to the extent required) to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder exercises control or direction over, and at and immediately prior to the effective time of the Transaction (if consummated) (the “Effective Time”) and at all times between the date hereof and the Effective Time, the Shareholder will control or direct, directly or indirectly, all of the Subject Securities. Other than the Subject Securities and the Convertible Securities, the Shareholder does not beneficially own, or exercise control or direction over any additional or other securities, or any securities convertible or exchangeable into any additional or other securities, of the Company or any of its affiliates.

(d)	The Shareholder is, and immediately prior to the Effective Time will be, the only beneficial owner of, the Subject Securities, with good and marketable title thereto, free and clear of all liens or encumbrances or similar restrictions.

(e)	The Shareholder has, and immediately prior to the Effective Time the Shareholder will continue to have, the right and authority to sell and vote or direct the sale, transfer and disposition and voting of the Subject Securities.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto.

(g)	No consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder, any affiliate of the Shareholder or any beneficial owner of the Subject Securities, in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of its obligations under this Agreement.

(h)	There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder, any affiliate of the Shareholder, the beneficial or registered owner of any of the Subject Securities or any of their properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

(i)	None of the Subject Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except pursuant to this Agreement.

(j)	The Shareholder has independently and without reliance upon Americas Silver, and based on such information as the Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Shareholder acknowledges that Americas Silver has not made and does not make any representation or warranty, whether express or implied, of any kind or character, except as expressly set forth in this Agreement.

(k)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any governing document of the Shareholder, any affiliate of the Shareholder or any beneficial owner of the Subject Securities; (ii) any contract to which the Shareholder, any affiliate of the Shareholder or any beneficial owner of the Subject Securities is a party or by which the Shareholder, any affiliate of the Shareholder or any beneficial owner of the Subject Securities is bound; (iii) any judgment, decree, order or award of any Governmental Entity or (iv) any applicable laws.

2.2	Representations and Warranties of Americas Silver

Americas Silver represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on its representations and warranties contained in this Agreement in completing the transactions contemplated hereby) the matters set out below:

(a)	Americas Silver is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and has the requisite power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Americas Silver and constitutes a legal, valid and binding agreement of Americas Silver, enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by Americas Silver of this Agreement or the compliance by Americas Silver with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any governing documents of Americas Silver; (ii) any contract to which Americas Silver is a party or by which Americas Silver is bound, respectively; (iii) any judgment, decree, order or award of any Governmental Entity or (iv) any applicable laws.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Americas Silver in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by Americas Silver of the Transaction, other than those contemplated by the Transaction Agreement.

(d)	There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of Americas Silver, threatened against or affecting Americas Silver or any of their respective properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on Americas Silver’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

Article 3
COVENANTS

3.1	Covenants of the Shareholder

(a)	The Shareholder hereby covenants with Americas Silver that from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Expiry Time”), the Shareholder will not, and the Shareholder will ensure that no beneficial owner of the Subject Securities or Convertible Securities will:

(i)	without having first obtained the prior written consent of Americas Silver, sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Securities or Convertible Securities or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than as required by law or pursuant to the Transaction or to one or more corporations directly or indirectly wholly-owned by the Shareholder without affecting beneficial ownership or control or direction over the Subject Securities or Convertible Securities;

(ii)	other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any Subject Securities into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Securities; or

(iii)	requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution.

(b)	The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Common Shares (in the case of the Transaction Resolution (as defined below)) and all the Subject Series E Shares (in the case of the Transaction Resolution and any Series E Amendment Resolution (as defined below) listed opposite its name on Schedule A:

(i)	at any meeting of any of the securityholders of the Company at which the Shareholder or any beneficial owner of the applicable type(s) of Subject Securities is entitled to vote, including the Shareholder Meeting; and

(ii)	in any action by written consent of the securityholders of the Company,

in favour of the approval, consent, ratification and adoption of: (i) any resolution (the “Transaction Resolution”) to approve the Transaction and the transactions contemplated by the Transaction Agreement (and any actions required for the consummation of the transaction contemplated by the Transaction Agreement) and (ii) any resolution (the “Series E Shares Amendment Resolution”) to approve the amendment of the Series E Share Terms to (a) remove, delete or otherwise repeal subparagraph (ii) of Section 6 of the Series E Share Terms relating to the right of holders of Series E Shares to a specified cash payment upon a “Change of Control” (as defined in such Series E Share Terms) in connection with the Transaction and (b) to permit the exchange of all of the Series E Shares for non-voting preferred stock of Americas Silver in accordance with the terms of the Transaction Agreement. In connection with the foregoing, subject to this Section 3.1(b), the Shareholder hereby agrees to deposit and to cause any beneficial owners of Subject Securities eligible to be voted to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities eligible to be voted as soon as practicable following the mailing of the Company’s proxy statement in respect of the Company Meeting (as defined below) and in any event at least 10 calendar days prior to the meeting of the shareholders of the Company, including any adjournment or postponement thereof, that is to be convened to consider, and if deemed advisable approve, the Transaction, the Transaction Resolution and the Series E Shares Amendment Resolution, as the case may be, (the “Company Meeting”) and as far in advance as practicable of every adjournment or postponement thereof, voting all the Subject Securities eligible to be voted in favor of the Transaction Resolution, the Series E Shares Amendment Resolution and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Transaction Agreement (and any actions required for the consummation of the transactions contemplated by the Transaction Agreement). The Shareholder hereby agrees that it will not take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement has at such time been previously terminated in accordance with Section 4.1.The Shareholder will provide copies of each such proxy or voting instruction form referred to above to Americas Silver at the address below concurrently with its delivery as provided for above.

(c)	The Shareholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and the Shareholder agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

(d)	The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) the Subject Securities against any proposed action by the Company, any shareholder of the Company, any of the Company’s subsidiaries or any other Person: (i) in respect of any acquisition proposal or other merger, take-over bid, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, dissolution, liquidation, winding up or similar transaction involving the Company or any subsidiary of the Company, other than the Transaction; (ii) which would reasonably be regarded as being directed towards or likely to prevent, delay or reduce the likelihood of the successful completion of the Transaction, including without limitation any amendment to the governing documents of the Company or any of its subsidiaries or their respective corporate structures or capitalization; or (iii) any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of the Company under the Transaction Agreement if such breach requires securityholder approval.

(e)	Until the Expiry Time, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with Americas Silver in connection with the Transaction;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Americas Silver in connection with the Transaction;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with Americas Silver in connection with the Transaction;

(iv)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, a proposed transaction between or among the Company (or any of its subsidiaries) and any other Person, other than the Transaction that would reasonably be expected to restrain or otherwise serve to interfere, inhibit or decrease the likelihood of successfully completing the Transaction;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any proposed transaction with any other Person (other than the Transaction) that would reasonably be expected to restrain or otherwise serve to interfere, inhibit or decrease the likelihood of successfully completing the Transaction; and

(vi)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(f)	The Shareholder will not, and the Shareholder will ensure that no beneficial owner of Subject Securities will, to the extent applicable: (i) exercise any dissent rights in respect of the Transaction; or (ii) take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Transaction or the transactions contemplated by the Transaction Agreement.

(g)	At the request of Americas Silver, the Shareholder will, and will cause its applicable affiliates to, use all commercially reasonable efforts in its capacity, and their capacities, as a shareholder to assist the Company and Americas Silver, as applicable, to successfully complete the Transaction and the other transactions contemplated by the Transaction Agreement and this Agreement, including without limitation cooperating with Americas Silver and the Company to make all requisite regulatory filings.

(h)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular and the proxy circular of Americas Silver in connection with the Transaction, and any court document produced by the Company, Americas Silver or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Transaction Agreement; and

(ii)	this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR) operated on behalf of the Canadian Securities Administrators and the U.S. Securities and Exchange Commission’s Electronic Data Gathering Analysis and Retrieval system (EDGAR).

(i)	Except as required by applicable law or applicable stock exchange requirements, the Shareholder will not, and will ensure that its affiliates do not, make any public announcement or statements with respect to the transactions contemplated herein or pursuant to the Transaction Agreement without the prior written approval of Americas Silver.

3.2	Alternative Americas Silver Transaction

(a)	If the Americas Silver concludes that it is necessary or desirable to proceed with the Transaction in another form of transaction (including a take-over bid or an amalgamation) whereby Americas Silver or one of its subsidiaries would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms that are equivalent to or better than those contemplated by the Transaction (an "Alternative Transaction"), the Shareholder agrees to support, and cause to be supported, the completion of such Alternative Transaction in the same manner as the Transaction and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

(b)	In the event of any proposed Alternative Transaction, any reference in this Agreement to the Transaction or the Transaction Resolution shall refer to the Alternative Transaction or any resolution in respect thereto, to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

Article 4
GENERAL

4.1	Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Parties;

(b)	written notice by the Shareholder to Americas Silver if:

(i)	subject to Section 4.3, any representation or warranty of Americas Silver under this Agreement is untrue or incorrect in any material respect; or

(ii)	subject to Section 4.3, Americas Silver has not complied in any material respect with any of its covenants contained herein; or

(iii)	Americas Silver has not complied in any material respect with any of its covenants contained in the Transaction Agreement;

provided that at the time of such termination, the Shareholder has not breached this Agreement in any material respect and is not in material default of its obligations under this Agreement. The Shareholder hereby expressly agrees and acknowledges that this Agreement may not be terminated by the Shareholder in the event of a “Company Superior Proposal” (as such term is defined in the Transaction Agreement).

(c)	written notice by Americas Silver to the Shareholder if:

(i)	subject to Section 4.3, any representation or warranty of the Shareholder under this Agreement is untrue or incorrect in any material respect;

(ii)	the Shareholder has not complied in any material respect with its covenants contained herein; or

(iii)	Americas Silver determines not to proceed with the Transaction;

provided that at the time of such termination, Americas Silver has not breached this Agreement in any material respect and is not in material default in the performance of its obligations under this Agreement; and

(d)	the acquisition of the Subject Securities by Americas Silver at the Effective Time pursuant to the Transaction; and

(e)	the day immediately following the Outside Date.

4.2	Time of the Essence

Time is of the essence in this Agreement.

4.3	Notice and Cure Provisions

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the termination of this Agreement of any event or state of facts which occurrence or failure would, or would be likely to give rise to a right of termination by the other Party pursuant to Sections 4.1(b) or 4.1(c). Notification provided under this Section 4.3 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto).

(b)	The Shareholder may not exercise its right to terminate this Agreement pursuant to Sections 4.1(b)(i) or 4.1(b)(ii) and Americas Silver may not exercise its right to terminate this Agreement pursuant to Section 4.1(c)(i) unless the Party seeking to terminate the Agreement delivers a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered prior to the Company Meeting, provided that a party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earlier of (a) five business days prior to the Company Meeting, and (b) the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If any such notice is delivered after the date of the Company Meeting, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered.

4.4	Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.5	Contractual Hold for Merger Stock Consideration

Following the Effective Time, the Shareholder shall be required to hold any Merger Stock Consideration received pursuant to the Transaction for a period of twelve (12) months from and including the Effective Time (the “Hold Period”); provided, that the foregoing shall not restrict the Shareholder from transferring such Merger Stock Consideration to any affiliate of such Shareholder or a trust for the direct or indirect benefit of the immediate family members of the Shareholder or a trust used by the Shareholder for estate or tax planning purposes, provided that the transferee agrees to be bound by these terms. Notwithstanding the foregoing, during the Hold Period the Shareholder may provide a written request to Americas Silver to sell or transfer any Merger Stock Consideration, which shall include the particulars of the proposed sale or transfer, including the amount of shares to be sold, the expected timing and price of such sale, and subject to compliance with applicable laws, the Shareholder shall be entitled to proceed with such proposed sale or transfer with the written consent of Americas Silver, in its sole discretion. Provided the Effective Time occurs, this Section 4.5 and the obligations and rights hereunder shall survive the termination of this Agreement and continue in full force and effect for a period of one year from the Effective Time.

4.6	Equitable Relief

The Parties agree that irreparable harm may occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.7	Waiver; Amendment

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8	Entire Agreement

This Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9	Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier, facsimile or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 5:00 p.m. (Pacific Time), and otherwise on the next Business Day; or (ii) if sent by facsimile (with facsimile machine confirmation of transmission) or email (where the sender receives an email from the recipient acknowledging receipt, provided a “read receipt” does not constitute acknowledgment of an email) on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (Pacific Time) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a)	if to Americas Silver:

145 King Street West, Suite 2870

Toronto, ON M5H 1J8 Canada

Attention: Peter Mcrae

Email: pmcrae@americassilvercorp.com

(b)	if to the Shareholder:

Barry Honig

215 SE Spanish Trail

Boca Raton Florida 33432 USA

Email: brhonig@aol.com

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice or other communication to a Party’s legal counsel shall be considered to be for information purposes only and does not constitute delivery of the Notice or other communication to that Party. The failure to send a copy of a Notice to a Party’s legal counsel does not invalidate delivery of that Notice or other communication to such Party.

4.10	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11	Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party, provided that Americas Silver may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, Americas Silver shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12	Expenses

Each Party will pay all costs and expenses (including the fees and disbursements of legal counsel and other advisors) it incurs in connection with the negotiation, preparation and execution of this Agreement.

4.13	Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.14	Further Assurances

The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.15	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS OF WHICH the Parties have executed this Agreement.

AMERICAS SILVER CORPORATION

By:	(signed) “Darren Blasutti”
Name: Darren Blasutti
Title: President and CEO

Accepted and agreed to with effect from the 28th day of September, 2018.

(signed) “Barry C. Honig”
Barry C. Honig

SCHEDULE A

Name of Securityholder	Number of Common Shares (Subject Common Shares)	Number of Series E Shares (Subject Series E Shares)	Number of options	Number of warrants	Number of Restricted Stock Units
Barry Honig	2,805,217	301,950	744,446	-	-
Barry Honig and Renee Honig, as tenants by the entirety	432,077	-	-	-	-
GRQ Consultants, Inc. 401K	5,193,568	1,495,606	-	396,039	-
GRQ Consultants, Inc.	121,500	-	-	-	-
GRQ Consultants, Inc. Roth 401K FBO BarryHonig	1,763,522	731,892	-	-	-
GRQ Consultants, Inc.Defined Benefit Plan	89,148	205,425	-	-	-

A-1